November 28, 2006

VIA EDGAR

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	The Frontier Fund (the “Trust”)

Item 4.02 Form 8-K

Filed November 17, 2006

File No. 0-51274

Dear Ms. Van Doorn:

This letter is being sent to you to address the comments you raised in your letter dated November 20, 2006 (the “Comment Letter”), addressed to Richard E. Bornhoft, the President and Chief Executive Officer of Equinox Fund Management, LLC, the managing owner of the Trust (the “Managing Owner”). In response to the comments set forth in the Comment Letter, please see our responses in the order such comments were made in the Comment Letter.

Form 8-K filed November 17, 2006

1.	Please tell us when you plan to file your amended Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006.

Response:

The Trust plans to file amendments on Form 10-Q/A to amend the Trust’s quarterly reports on Form 10-Q for each of the quarters ended March 31, 2006 and June 30, 2006 by Tuesday, December 5, 2006.

Form 8-K filed November 17, 2006

2.	Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures as of March 31, 2006 and June 30, 2006 in light of the restatement. In addition please confirm to us that you plan to address this reconsideration and the related conclusions in the amended Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006 that you plan to file.

Response:

The officers of the Managing Owner have reconsidered the effectiveness of the disclosure controls and procedures as of March 31, 2006 and June 30, 2006, and also as of September 30, 2006, in light of the restatement, and concluded that the need to restate the financial statements of the Trust contained in the Forms 10-Q for the quarters ended March 31, 2006, and June 30, 2006 did not arise from inadequate disclosure controls, but rather from the Managing Owner’s review of the accounting for and description of certain inter-series advances in conjunction with the filing of the third quarter 10-Q. Disclosure of the inter-series advances had been included in note 2 (Significant Accounting Policies – Basis of Presentation) and note 4 (Transactions with Affiliates) to the financial statements of the Trust in the Trust’s quarterly report on Form 10-Q for each of the quarters ended March 31, 2006, and June 30, 2006.

As stated in the Trust’s Form 8-K filed November 17, 2006, certain inter-series advances made by the Balanced Series into the Campbell/Graham Series, Currency Series, Graham Series, Long Only Commodity Series, Long/Short Commodity Series and Managed Futures Index Series of the Trust (collectively, the “Investee Series”) had been previously recorded as investments in Class 2 Units of such Investee Series on the financial statements of the Investee Series contained in the quarterly reports on Form 10-Q for the quarters ended March 31, 2006, and June 30, 2006. After consultation with the Trust’s attorneys and independent auditors, on November 13, 2006, the executive committee of the Managing Owner (the “Executive Committee”) determined that such method of presentation inadequately accounted for and described the inter-series advances. Bookkeeping entries were made to track the inter-series advances as if such advances were Class 2 Units, although no Class 2 Units were actually issued to the Balanced Series with respect to each of the inter-series advances.

The Executive Committee reviewed the mechanics of the inter-series advances and confirmed that the methodology is as follows:

1.	The Balanced Series, in order to gain exposure to each of the Investee Series and achieve the investment objective as stated in Trust’s prospectus, advances funds to each such Series for the purpose of investing in the respective Trading Company or Trading Companies for such Series on behalf of the Balanced Series.

2.	The amount of the funds advanced by the Balanced Series to each of the Investee Series participates on a pari passu basis with the Class 2 Units of such Investee Series and accordingly classification has no impact on the previously reported net asset value of the respective series.

3.	Accordingly, such inter-series advances are and have always been reflected for bookkeeping purposes only as if the Balanced Series had purchased an equivalent number of the Class 2 Units of the Investee Series at fair market value based upon the published net asset value per Class 2 Unit of each Investee Series. While these bookkeeping entries reflect the advances made by the Balanced Series to the Investee Series and have been included in the Statements of Financial Condition and Statements of Changes in Owners’ Capital and expressed as if such bookkeeping entries were outstanding Class 2 Units, they are not considered and have never been considered to be actual Class 2 Units issued or sold in relation to the maximum number of Units that can be offered and sold as described in the Prospectus.

4.	The Balanced Series reflects the change in value of these investments as “Net change in inter-series receivables” in the Statement of Operations.

5.	The Balanced Series is and, since the inception of the inter-series advances, has always been subject to the same allocations of income and fees as the Limited Owners of such Series.

6.	As a result of fees charged by the Investee Series, fees are not and have never been charged by the Balanced Series on the capital allocated to investments in the Investee Series, and the Managing Owner has always monitored and continues to monitor such allocations so that aggregate fees of the Investee Series on the Balanced Series investments do not exceed the allowable fees of the Balanced Series as provided in the Trust’s Prospectus.

In light of the above findings, the Executive Committee determined that the description of the inter-series advances in the Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006 should reflect the actual methodology which has been employed since inception as described above.

Furthermore, the Managing Owner confirms that it will address its reconsideration of the effectiveness of the disclosure controls and procedures and the Managing Owner’s conclusion that the need to restate the Trust’s financial statements for the quarters ended March 31, 2006, and June 30, 2006, did not arise from inadequate disclosure controls but rather from the Managing Owner’s review of the accounting for and description of certain inter-series advances in conjunction with the filing of the third quarter 10-Q.

In light of the foregoing, we trust that no further response to the Comment Letter is required.

In connection with the above response to the Comment Letter, the Managing Owner and the Trust hereby acknowledge that:

•	the Trust is responsible for the adequacy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

The Frontier Fund
(Registrant)

By:	/s/ Richard E. Bornhoft
Richard E. Bornhoft
President and Chief Executive Officer of
Equinox Fund Management, LLC, the
Managing Owner of The Frontier Fund